UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
26 October 2015

SIDNEY TAUREL APPOINTED NEW CHAIRMAN OF PEARSON BOARD OF DIRECTORS

•	Former CEO and Chairman of global pharmaceutical firm Eli Lilly will take over on 1 January 2016

•	Glen Moreno steps down on 31 December 2015 after more than a decade as Chairman of the Pearson board

Pearson today announces the appointment of Sidney Taurel as its new Chairman.

Sidney Taurel is a board director and chairman of the Compensation Committee at both IBM Corporation and McGraw Hill Financial, Inc. He is senior advisor at global investment bank Moelis & Co and an advisory board member at pharmaceutical firms Takeda Pharmaceutical and Almirall.

He was chief executive officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, Chairman of the business from 1999 until 2008, and has been Chairman Emeritus since 2009.

Glen Moreno said:

"We are delighted to have in Sidney a new chair with strong experience of global business and markets, used to leading in a complex regulatory environment. Our search process, led by Pearson's senior independent director Vivienne Cox, has identified a business leader in tune with Pearson's values and culture.

"I am very pleased to be handing over to Sidney, a decade after joining the Pearson board myself. It has been a true privilege to be involved with Pearson's evolution into the world's leading learning company, and I wish all of my colleagues every success with the company's future growth."

Sidney Taurel said:

"This is an important time to be joining the world's leading education company. Pearson has a great purpose at its heart - to help more people progress in their lives through learning.

"I am looking forward to helping the Pearson management team develop our strategy and deliver long-term value for our students, customers and our shareholders."

Pearson chief executive John Fallon said:

"Glen has been a great guide and support to me as we tackle cyclical issues in some of our markets and plan for the next phase of Pearson's growth. Glen has helped us transform Pearson over the past decade, and we wish him every success in the future.

"Sidney knows global markets well, particularly North America having lead a large, complex business through a period of great change. He shares Pearson's values and sense of purpose, and I look forward to working with him."

There is no further information to be declared in accordance with LR 9.6.13.

ENDS

For more information: + 44 (0)20 7010 2310
Investors: Simon Mays-Smith/ Tom Waldron
Press: Brendan O'Grady

Notes to editors

1.   Further biographical information

Sidney Taurel joined Eli Lilly and Company in 1971 and held management positions in the company's operations in South America and Europe. He was named president of Eli Lilly International in 1986, president of the Pharmaceutical Division in 1993, and chief operating officer in 1996. His 37-year career with the company included 15 years in Brazil, France, Eastern Europe, and the UK.

He graduated from École des Hautes Études Commerciales in Paris, France, in 1969. He subsequently received his MBA degree from Columbia University New York, in 1971.

An American citizen since 1995, Taurel is fluent in English, French, Spanish and Portuguese. He was born in 1949 in Casablanca, Morocco.

Taurel received three U.S. Presidential appointments: to the Homeland Security Advisory Council (2002-2004), the President's Export Council (2002-2007), and the Advisory Committee for Trade Policy and Negotiations (2007-2009). He is an officer of the French Legion of Honor.

2.   Glen Moreno was appointed to the Pearson Board on 1 October 2005. He is currently Chair of Virgin Money Holdings (UK) plc. His full biography can be found at
      https://www.pearson.com/about-us/board-of-directors/glen-moreno.html.

3.   Details of the full Pearson board of directors can be found at https://www.pearson.com/about-us/board-of-directors.html.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 October 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary